Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of September 30, 2017, and for the Nine Months and Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of September 30, 2017, and for the nine months and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2016, which appears in our Form 20-F filed with the Securities and Exchange Commission on March 31, 2017, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Revenues for the three months ended September 30, 2017, were $117 thousand, a decrease of 14%, compared to the three months ended September 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately $95 thousand during the three months period ended September 30, 2017. Revenues for the nine month ended September 30, 2017, were $313 thousand, a decrease of 37%, compared to the nine months ended September 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately $238 thousand and to one of Israel's leading industrial companies in the amount of approximately $118 thousand during the nine months period ended September 30, 2016.

Gross profit for the three months ended September 30, 2017, was $48 thousand, a decrease of $55 thousand, compared to $103 thousand gross profit for the three months ended September 30, 2016. This decrease was primarily due to the decrease in the company revenues during the three months ended September 30, 2017. Gross loss for the nine months ended September 30, 2017, was $129 thousand, a decrease of $471 thousand, compared to $342 thousand gross profit for the nine months ended September 30, 2016. This decrease was primarily due to an inventory impairment of $297 thousand and a decrease on revenues as described above.

Research and development expenses for the three months ended September 30, 2017, were $654 thousand, a decrease of 8%, compared to the three months ended September 30, 2016. The decrease resulted primarily due to a cost reduction program, which was implemented since the third quarter of 2016, partly offset by one time charges of materials of $202 thousand. Research and development expenses for the nine months ended September 30, 2017, were $1,744 thousand, a decrease of 42%, compared to the nine months ended September 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Sales and marketing expenses for the three months ended September 30, 2017, were $159 thousand, a decrease of 54%, compared to the three months ended September 30, 2016. The decrease resulted primarily due to a cost reduction program, which was implemented since the third quarter of 2016. Sales and marketing expenses for the nine months ended September 30, 2017, were $541 thousand, a decrease of 71%, compared the nine months ended September 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

General and administrative expenses for the three months ended September 30, 2017, were $490 thousand, a decrease of 51% compared to the three months ended September 30, 2016. This decrease resulted primarily due to a decrease in professional fees expenses and the cost reduction program which was implemented by the Company since the third quarter of 2016. General and administrative expenses for the nine months ended September 30, 2017, were $2,429 thousand, a decrease of 20%, compared to the nine months ended September 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Operating loss for the three months ended September 30, 2017, was $1,255 thousand, compared to $1,947 thousand in the three months ended September 30, 2016. Operating loss for the nine months ended September 30, 2016, was $4,843 thousand, compared to $7,540 thousand in the nine months ended September 30, 2016. The decrease in operating loss was due to all of the reasons described above.

Loss from changes in fair value of warrants issued to investors for the three months ended September 30, 2017, was $92 thousand, a decrease of $100 thousands compared to the three months ended September 30, 2016. This decrease, as of September 30, 2017, resulted primarily due to changes in warrants fair value, as well as warrants exercises. Profit from changes in fair value of warrants issued to investors for the nine months ended September 30, 2017, were $2,242 thousand, an increase of $2,225 thousand, compared to the nine months ended September 30, 2016. The reason for the increase is primarily due to changes in warrants fair value.

The Company held $ 5.8 million in cash and cash equivalents and short term deposits as of September 30, 2017.

Net cash used in operating activities was $1.2 million for the three months ended September 30, 2017, compared to net cash used in operating activities of $1.9 million for the corresponding 2016 period. The $0.7 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Net cash used in operating activities was $3.8 million for the nine months ended September 30, 2017, compared to net cash used in operating activities of $7.8 million for the corresponding 2016 period. The $4.0 million decrease in net cash used in operating activities during the nine-month period in 2017, compared to the nine-month period in 2016 is similar to the one discussed above in the three-month comparison.